[ROCKY HOLDING, INC. LETTERHEAD]

May 20, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Morris, Special Counsel

Re:	Rocky Holding, Inc.
Registration Statement on Form S-4
Filed April 14, 2014
File No. 333-195236

Dear Mr. Morris:

This letter responds to the letter, dated May 9, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-4 (the “Registration Statement”) filed by Rocky Holding, Inc. (the “Company”) on April 14, 2014. We have included in this letter, where relevant, responses forwarded to us by counsel to and/or representatives of RF Micro Devices, Inc. (“RFMD”), TriQuint Semiconductor, Inc. (“TriQuint”), Merrill Lynch Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Goldman Sachs & Co. (“Goldman Sachs”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 1 to the Registration Statement (the “Amendment”), which the Company is filing concurrently with this letter. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a blackline of the Amendment marked against the Registration Statement as filed on April 14, 2014 reflecting the changes proposed to address the Staff’s comments.

May 20, 2014

Letters to the Stockholders of RF Micro Devices, Inc. and TriQuint Semiconductor, Inc.

1.	We note your disclosure that you “anticipate” that TriQuint and RFMD stockholders will hold “approximately” 50% of the shares of the holding company immediately following the mergers. Please explain the circumstances under which this expectation would change. Please also tell us the maximum percentage of shares that each set of shareholders could receive immediately following the mergers. Please also tell us whether potential future grants under the TriQuint 2013 Incentive Plan are reflected in the 50% calculation.

Response: TriQuint and RFMD used the treasury stock method in calculating the fixed exchange ratios, which provided for former TriQuint stockholders and former RFMD shareholders to each hold approximately 50% of the common stock of Rocky Holding immediately following the mergers. The treasury stock method calculation included the impact of all stock options, restricted stock units and other common stock equivalents of both RFMD and TriQuint that were issued and outstanding as of the day prior to execution of the merger agreement. The calculation did not include any future or anticipated grants of stock options, restricted stock units or other common stock equivalents, under the TriQuint 2013 Incentive Plan or otherwise.

The actual equity stake of the former TriQuint stockholders and the former RFMD shareholders in Rocky Holding at closing will vary as a result of the number of shares of common stock of TriQuint and RFMD actually issued after execution of the merger agreement and before the closing date, which would consist of shares issued upon the exercise of stock options and the issuance of shares related to the vesting of restricted stock units and other restricted stock awards. If the closing occurred as of May 1, 2014, the estimated relative ownership percentages would be approximately 50% (former TriQuint stockholders) and 50% (former RFMD shareholders). We estimate the maximum percentage of shares that former TriQuint stockholders or former RFMD shareholders could receive immediately following the mergers are 54% and 51%, respectively.

What is the proposed transaction on which I am being asked to vote?, page 1

2.	We refer to your disclosures on pages 181 to 196 concerning material differences between the rights of Rocky Holding stockholders as compared to the rights presently held by RFMD and TriQuint stockholders. Please present as separate proposals the adoption of the Agreement and Plan of Merger and Reorganization and each provision of the Rocky Holding, Inc. governing instruments that will differ materially from the provisions in the charter and bylaws of both RFMD and TriQuint. For guidance, please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission’s website.

May 20, 2014

Response: We respectfully advise the Staff that the response to this comment will be provided in our next response letter.

Obtaining required regulatory approvals…, page 32

3.	Revise, where appropriate, to expand your discussion of the regulatory approval process in China, including anticipated hurdles, if any, and the estimated timeline for approval.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 33 and 128 of the Amendment.

The merger agreement limits…, page 33

4.	Please revise to describe briefly the circumstances under which each termination fee would be triggered.

Response: In response to the Staff’s comment, the disclosure has been revised on page 34 of the Amendment.

The market price for shares of Rocky Holding…, page 37

5.	Please expand this risk factor, and revise others as appropriate, to more fully discuss significant existing or additional factors which may affect Rocky Holding differently than its constituent companies.

Response: In response to the Staff’s comment, the disclosure has been revised on page 38 of the Amendment.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 45

Note 5. Reclassification adjustments, page 50

6.	We note that you have included certain reclassification adjustments to the TriQuint historical balance sheet and statements of operations citing conformity with the RFMD financial statements. Please tell us and revise to disclose additional details about the nature of these reclassifications. Also, provide us with any references made to specific U. S. GAAP you considered when determining how to account for and present these reclassification adjustments on the pro forma financial statements. For example, specifically address why you presented certain amounts to general and administrative, marketing and selling, and other operating expense (income).

Response: We respectfully advise the Staff that we have considered Rules 5-02 and 5-03 of Regulation S-X and condensed as well as reclassified certain line items that TriQuint historically presented in its financial statements to be consistent with RFMD’s presentation. In conjunction with preparing the pro forma financial information, we have reconsidered the guidance and confirmed that there is no authoritative literature in U.S.

May 20, 2014

GAAP that would preclude RFMD’s historical presentation and the related conforming adjustments. We also considered Article 11 of Regulation S-X for the presentation requirements related to pro forma financial information. Pursuant to Rule 11-02(b)(3) of Regulation S-X, where any major balance sheet caption is less than 10 percent of total assets (and when any major income statement caption is less than 15 percent of average net income attributable to the registrant for the most recent three fiscal years), the caption may be combined with others. We have revised the disclosure on pages 51-52 of the Amendment to provide additional details about the nature of the reclassifications in response to the Staff’s comment.

Background of the Mergers, page 68

7.	We note repeated references to “points of disagreements,” “current impediments,” “key issues” and similarly vague statements relating to the status of negotiations. Accordingly, please revise to identify all material issues that prevented the applicable parties from reaching agreement at that point in time. To the extent the parties disagreed on significant issues, please revise to present each party’s respective position concerning the applicable matter.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 70, 71 and 76-77 of the Amendment.

8.	Please tell us the nature of the indemnification agreement between Goldman Sachs and TriQuint which you reference on page 69 and explain why this agreement is important to understanding the background to the mergers.

Response: In response to the Staff’s comment, the disclosure on page 70 has been modified to remove the reference to the indemnification agreement. We supplementally inform the Staff that the indemnification agreement contained indemnification provisions customarily found in investment banker engagement letters, and the execution of such an indemnification agreement is a typical approach in situations in which an investment bank is attending a board meeting prior to the other terms of its engagement (e.g. regarding scope and economic terms) being mutually agreed.

9.	Please revise to explain the reasons why the TriQuint board determined on June 11, 2013 “not to pursue a sale at that time.”

Response: In response to the Staff’s comment, the disclosure has been revised on page 71 of the Amendment.

10.	We note the discussion in the third full paragraph on page 71 concerning the parties understanding with respect to structuring the transaction to permit a future spin-off. Please revise to explain why this understanding was important to one or both of the parties. With a view to disclosure, please tell us whether and, if so, how the current transaction is structured to permit a potential spin-off.

May 20, 2014

Response: In response to the Staff’s comment, the disclosure has been revised on page 72 of the Amendment. In addition, we note that the parties’ advisors conducted preliminary analyses and concluded that the current transaction structure should not preclude a potential future spin-off.

11.	Please revise to explain Starboard Value LP’s relationship to the parties and the contents of the referenced letter.

Response: In response to the Staff’s comment, the disclosure has been revised on page 72 of the Amendment.

12.	We refer to your disclosure in the final paragraph on page 71 indicating that Goldman Sachs provided a comparison of a potential transaction with RFMD and TriQuint’s standalone value. Without limitation we also note disclosures on pages 72, 73, 75, 77, 78 concerning similar reports, opinions or appraisals by outside financial advisors to TriQuint and RFMD. Please provide all disclosure required by Item 4(b) of Form S-4 for these presentations, including the summaries required by Item 1015(b)(6) of Regulation M-A.

Response: In response to the Staff’s comment, we respectfully disagree that there is any reference in the S-4 to Goldman Sachs providing any “report, appraisal or opinion” required by Item 4(b) of Form S-4 to be summarized other than the fairness opinion and underlying analyses that are already summarized. The Goldman Sachs related disclosures on pages 75 (the November 19, 2013 board meeting), 77 through 78 (the December 10, 2013 board meeting), 80 (the February 12, 2014 board meeting) and 81 (the February 18, 2014 board meeting) all merely reference the fact that Goldman Sachs participated in discussions during the respective board meetings, but do not reference the delivery by Goldman Sachs of any reports, appraisals or opinions on those dates. The summary of BofA Merrill Lynch’s fairness opinion set forth in pages 106-113 of the Amendment contains all of the disclosure required by Item 4(b) of Form S-4 that is material to RFMD’s shareholders in connection with any report, opinion or appraisal performed by BofA Merrill Lynch in connection with the proposed transaction.

13.	Please revise to expand your disclosure in the second sentence of the final paragraph on page 71 concerning the “potential interest of other parties” so that it is clear whether other parties had expressed interest in an acquisition transaction with TriQuint and if so, how many parties.

Response: In response to the Staff’s comment, the disclosure has been revised on page 73 of the Amendment.

14.	Please revise the final sentence on page 71 to identify the “potential alternatives for enhancing stockholder value” that the TriQuint board considered. As applicable, please discuss why these alternatives were not pursued.

May 20, 2014

Response: In response to the Staff’s comment, the disclosure has been revised on page 73 of the Amendment.

15.	We note repeated references on page 72 to the “results” of the parties’ November 11 meeting. Please revise to explain these “results”. Please also revise to explain the material terms reflected in the November 17, 2013 “proposed term sheet” and the November 27, 2013 draft definitive agreement that RFMD presented to TriQuint.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 73 through 76 of the Amendment.

16.	Please revise your disclosure in the sixth full paragraph of page 73 to identify the “areas” of Company’s B proposal that generated the request for “more specific information.”

Response: In response to the Staff’s comment, the disclosure has been revised on page 75 of the Amendment.

17.	We refer to the first paragraph on page 74. Please revise to disclose the material terms of the draft definitive agreement that TriQuint provided to Company B.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 75 and 76 of the Amendment.

18.	We refer to the second paragraph on page 75. Please revise to explain “the potential issues that could interfere with completion of the transaction.” Also, revise the penultimate paragraph on page 75 to identify and explain why “near-term financial results” raised “concerns regarding the potential market reaction to the transaction.”

Response: In response to the Staff’s comment, the disclosure has been revised on pages 77 and 78 of the Amendment.

19.	We refer to the final paragraph on page 76. Please revise to identify the portion of the business addressed in the January 28 unsolicited offer. Please also indicate whether the offer included a price for acquiring this portion of the business.

Response: In response to the Staff’s comment, the disclosure has been revised on page 79 of the Amendment.

20.	We refer to the fourth paragraph on page 77. Please explain when TriQuint’s board determined to re-engage in the transaction process and the reasons for that decision.

Response: In response to the Staff’s comment, the disclosure has been revised on page 79 of the Amendment.

May 20, 2014

21.	Please revise the seventh paragraph on page 77 to discuss each of the “several additional inquiries.”

Response: In response to the Staff’s comment, the disclosure has been revised on page 80 of the Amendment.

22.	We refer to the second paragraph on page 78. To the extent that Company B’s financial advisor provided a reason for its withdrawal, please disclose.

Response: In response to the Staff’s comment, the disclosure has been revised on page 81 of the Amendment.

23.	Please identify the “open issues” referenced in the third and fifth paragraphs on page 78 and in the first full paragraph on page 79.

Response: In response to the Staff’s comment, the disclosure has been revised on page 81 of the Amendment.

Summary of Financial Projections…, page 84

24.	Please revise to disclose the adjustments made by TriQuint to the projections provided by RFMD. Similarly, please revise to disclose the adjustments made by RFMD to the projections provided by TriQuint. For example, we note that it appears that RFMD utilized a lower projected revenue growth rate for TriQuint during fiscal years 2016-2018.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 86 and 103 of the Amendment.

Opinion of Financial Advisor to TriQuint, page 86

25.	Please provide us with copies of the materials prepared by Goldman Sachs in connection with its fairness opinion, including, among other things, any “board books,” drafts of fairness opinions, and any summaries of presentations to TriQuint’s board. Please also provide copies of similar materials prepared by BofA Merrill Lynch in connection with its fairness opinion to RFMD’s board.

Response: Counsel to Goldman Sachs is supplementally and confidentially providing a copy of the Goldman Sachs board presentation prepared by Goldman Sachs in connection with Goldman Sachs’ opinion, rendered on, and presented to the Board of Directors of TriQuint on, February 22, 2014. Such presentation will be provided pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. Counsel to Goldman Sachs will request confidential treatment of the presentation pursuant to 17 C.F.R. § 200.83. Counsel to BofA Merrill Lynch is supplementally and confidentially providing a copy of the BofA Merrill Lynch board presentation prepared by BofA Merrill Lynch in connection with the BofA Merrill Lynch opinion, rendered on, and presented to the Board of Directors of RFMD on, February 22, 2014. Such presentation will be provided pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. Counsel to BofA Merrill Lynch will request confidential treatment of the presentation pursuant to 17 C.F.R. § 200.83.

May 20, 2014

26.	Please revise to discuss the meaning and significance of each of the six analyses performed by Goldman Sachs. Clarify how each analysis supports or does not support a conclusion that the exchange ratio is fair to TriQuint’s stockholders.

Response: In response to the Staff’s comment, the S-4 has been revised to describe the purpose of analyses on pages 92, 94 and 95. The S-4 has also been revised to facilitate a comparison of the results of each analysis to the specific terms of the transaction on pages 92, 94 and 95. With respect to the Staff’s comment requesting a comparison of how the conclusions drawn support the conclusion that the exchange ratio is fair to TriQuint’s stockholders, Goldman Sachs has advised TriQuint that it did not reach any particular conclusion as to whether or not each analysis supported its conclusion of fairness, and that Goldman Sachs’ opinion was based on the results of all of its analyses. Goldman Sachs has advised the Company that, as stated on page 96, Goldman Sachs believes that selecting any portion of its analyses in isolation from the complete analysis could create an incomplete view of the processes underlying Goldman Sachs’ opinion.

27.	Please revise to explain why four of the disclosed analyses are identified as “illustrative.” To the extent that Goldman Sachs did not rely on these illustrative analyses to support its fairness opinion, please explain why in the context of the proposed transaction Goldman believed that these analyses were not appropriate to support the opinion.

Response: Goldman Sachs customarily refers to these analyses as illustrative because, as disclosed on page 96, they do not “purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold”. As disclosed on page 91, the analyses are explicitly referred to as material financial analyses delivered by Goldman Sachs to the TriQuint board in connection with rendering the Goldman Sachs opinion. Thus, we respectfully submit that the identification of the analyses as “illustrative” does not result in a reasonable inference to the contrary.

Tax Consequences of the Mergers Generally, page 125

28.	Please revise to provide unequivocal disclosure concerning the tax consequences of the merger transactions, rather than stating what the consequences “generally” may be.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 130 through 131 of the Amendment.

Tax Consequences to TriQuint Stockholders and RFMD Shareholders, page 126

29.	The disclosure appears to indicate that the opinions of Perkins Coie and Weil Gotshal address whether the transaction will constitute a reorganization under the Internal Revenue Code; however, it is unclear whether these opinions also address the tax consequences that are identified in the two bullet points. Please revise the disclosure here and on page 7 so that the applicable opinions cover these material consequences. Also, it is unclear whether each law firm is providing its opinion to one or both sets of stockholders. Please revise to clarify.

May 20, 2014

Response: In response to the Staff’s comment, the disclosure has been revised on pages 7, 23 and 130 of the Amendment.

TriQuint Proposal No. 4…, page 197

30.	Please revise to explain why following the merger the assumed shares would be available to participants who provided services to TriQuint but not to participants who provided services to RFMD.

Response: In response to the Staff’s comment, the disclosure has been revised on page 201 of the Amendment.

Exhibits 23.1 and 23.2

31.	To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment as required by Item 601(b)(23)(i) of Regulation S-K.

Response: We respectfully advise the Staff that updated consents from both of the independent accountants have been included as Exhibits 23.1 and 23.2 to the Amendment.

Closing

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 20, 2014

Sincerely,

/s/ Robert A. Bruggeworth
Robert A. Bruggeworth Chief Executive Officer

cc:	Ralph G. Quinsey

TriQuint Semiconductor, Inc.

Roy W. Tucker, Esq.

Perkins Coie LLP

Keith Flaum, Esq.

Weil, Gotshal & Manges LLP

Jeffrey C. Howland, Esq.

Womble Carlyle Sandridge & Rice, LLP